FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL INFORMS TO THE INVESTORS

México City, July 8, 2009. Telmex Internacional, S.A.B. de C.V. (“TELINT” or the “Company”) (BMV: TELINT; NYSE: TII, LATIBEX: XTII) announced that today its Board of Directors resolved to appoint Mr. Michael Bowling as provisional director of the Board of Directors of TELINT, as provided for in article 24 of the Securities Exchange Law and the Company’s by-laws, in substitution of Mr. Eric. D. Boyer who resigned to his position as director of the Company.

TELINT is a Mexican holding company providing through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador a wide range of telecommunications services, including voice, data and video transmission, internet access and integrated telecommunications solutions; Pay TV and satellite television; and provide printed and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru. More information about the Company can be accessed on the internet at www.telmexinternacional.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional informs to the Investors